Mail Stop 3720

August 6, 2007

Via U.S. Mail and Fax
Alfonso de Borbon
Chief Financial Officer
Teleconnect Inc.
Centro Comercial Camojan Corner
1(a) plta Camino de Camojan
Urb. Sierra Blanca 29603 Marbella – Malaga

> **RE:** **Teleconnect Inc.**
> **Forms 10-KSB and 10-KSB/A**
> **For the fiscal year ended September 30, 2006**
> **Filed December 27, 2006 and August 2, 2007, respectively**
> **File No. 000-30611**

Dear Mr. de Borbon:

We have reviewed your supplemental response letter dated July 30, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 11, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Forms 10-KSB and 10-KS/A-1 for the year ended September 30, 2006
Report of Independent Registered Public Accounting Firm, page F-1

1. We note your amended Form 10-KSB filed August 2, 2007. Ask your auditors to include an updated audit report to reflect the revisions you have completed in the restated financial statements. Also, the audit report should include a paragraph making reference to the restatement and to the notes to the financial statements where the restatement is disclosed.

Consolidated Statements of Cash Flows, page F-4

2. Please indicate on your amended statements of cash flows that they have been restated.

Notes to Consolidated Financial Statements, page F-7

3. In regard to your restatement, please add a note to your financial statements to provide the disclosures required by paragraph 26 of SFAS 154.

Forms10-QSB for the periods ended December 31, 2006 and March 31, 2007

4. Please amend your Forms 10-QSB for the periods ended December 31, 2006 and March 31, 2007 to include revised statements of cash flows that are consistent with the statement of cash flows provided in your Form 10-KSB/A. Also, please comply with all of the above comments in your present and future filings, as applicable.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director